UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from _________ to _________.

Commission file number: 001-36452

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ServisFirst Bank 401(k) Profit Sharing Plan and Trust

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ServisFirst Bancshares, Inc.

2500 Woodcrest Place, Birmingham, Alabama	35209
(Address of principal executive offices)	(Zip code)

SERVISFIRST BANK 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

As of and for the years ended December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm)

Table of Contents

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Report of Independent Registered
Public Accounting Firm

Plan Administrator, Plan Participants, and the Fiduciary Investment and Administrative Committee ServisFirst Bank 401(k) Profit Sharing Plan & Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ServisFirst Bank 401(k) Profit Sharing Plan & Trust (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP)

We have served as the Plan’s auditor since 2017.

Atlanta, GA

May 24, 2023

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SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Plan Benefits
December 31, 2022 and 2021

	2022	2021
Investments, at fair value	$46,537,271	$53,475,514

Investments, at contract value	3,253,955	2,878,639

Receivables:
Company contributions	68,403	-
Participant contributions	134,532	-

Net assets available for plan benefits	$49,994,161	$56,354,153

See accompanying notes to financial statements.

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SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2022 and 2021

	2022	2021
Additions
Investment income:
Net (depreciation) appreciation in investments	$(10,248,768)	$5,186,374
Interest and dividends	1,018,195	4,004,851
Other income	6,273	-
Total investment (loss) income	(9,224,300)	9,191,225

Contributions:
Company	2,147,479	1,873,706
Participants	4,138,118	3,499,855
Rollovers	1,580,969	589,773
Total contributions	7,866,566	5,963,334

Total (deductions) additions	(1,357,734)	15,154,559

Deductions
Benefits paid to participants and beneficiaries	4,871,719	4,773,317
Plan expenses	130,539	240,345
Total deductions	5,002,258	5,013,662

Net (decrease) increase in net assets available for plan benefits	(6,359,992)	10,140,897

Net assets available for plan benefits:
Beginning of year	56,354,153	46,213,256
End of year	$49,994,161	$56,354,153

See accompanying notes to financial statements.

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SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

(1)	Description of Plan

The following description of the ServisFirst Bank 401(k) Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of ServisFirst Bank (the “Company”) who have attained age 21 except union employees whose employment is governed under a collective bargaining agreement and certain nonresident aliens who have no earned income from sources within the United States. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Amendment/Transfer

Effective September 1, 2022, the Plan was amended and restated (“Plan Amendment”) and a new trustee, administrator and custodian (“Trustee”) of the Plan was appointed. Plan assets transferred to the new Trustee were transferred into either identical or comparable funds to those offered by the previous custodian. The conversion initiated a “Black Out” period starting on August 29, 2022 and ending on September 18, 2022, during which funds could not be applied to the employee-selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in one of the mutual funds until the completion of the Black Out period. At the end of the Black Out period, these funds were transferred to the new Trustee and invested in funds as requested by each participant.

Contributions

Participants contribute a percentage of pretax and Roth after-tax annual compensation (as defined by the Plan), not to exceed federal limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes a safe harbor matching contribution equal to 100 percent of participant salary deferrals that do not exceed 4% of compensation. The Company may also contribute discretionary matching or profit- sharing contributions as determined by the Company’s Board of Directors. No such discretionary contribution was made in 2022 or 2021.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers investments in various mutual funds, a stable value investment contract and the common stock of ServisFirst Bancshares, Inc., the Company’s parent company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, Plan earnings or losses from that account’s investment activities, and is charged with benefit payments and allocations of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administration

The Plan is administered by the Senior Vice President of Human Resources of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. On September 1, 2022, Charles Schwab Trust Bank succeeded Lincoln Financial Group Trust Company, LLC as custodian of the Plan’s assets. Charles Schwab Trust Bank also serves as Plan trustee. Envestnet Retirement Services serves as an investment advisor. Schwab Retirement Plan Services, Inc. now serves as the recordkeeper and third-party administrator (“TPA”) for the Plan, effective at the same time as the custodian/trustee transfer. Previously, Lincoln Retirement Services Company, LLC performed recordkeeping services and FuturePlan by Ascensus served as the Plan’s TPA.

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Payment of Benefits

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A participant may also elect installment payments over a fixed reasonable period of time for required minimum distributions only. A participant may obtain an in-service or hardship withdrawal from his or her tax-deferred contributions subject to certain conditions and penalties (as defined by the Plan).

Vesting

Participants are immediately vested in their voluntary and safe harbor matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested in discretionary contributions after five years of credited service.

Forfeited Accounts

Forfeitures of terminated, nonvested participant accounts may first be used to pay Plan expenses and then may be used to reduce current or future Company discretionary contributions or reallocated to participant accounts as an additional Company contribution. At December 31, 2022, forfeited non-vested accounts totaled $1,163.

Notes Receivable from Participants

The Plan does not permit loans to participants.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

Administrative Expenses

Certain administrative expenses, including accounting fees, have been paid by the Company. Contract administrative fees are paid by the Participants.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. Management of the Company determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustees. See Note 3 and Note 4 for discussion of fair value and contract value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate, credit, and overall market liquidity. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

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Payment of Benefits

Benefits are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Plan evaluated events or transactions that may have occurred subsequent to the date of the Statement of Net Assets Available for Plan Benefits for potential recognition or disclosure through May 24, 2023, the date the Financial Statements were available to be issued.

(3)	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical financial instruments (level 1) and the lowest priority to unobservable inputs (level 3).

Measurement of fair value under U.S. GAAP establishes a hierarchy that prioritizes observable and unobservable inputs used to measure fair value, as of the measurement date, into three broad levels, which are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets,
•	Quoted prices for identical or similar assets or liabilities in inactive markets,
•	Inputs other than quoted prices that are observable for the asset or liability, and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the financial instrument has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The financial instrument’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables present the Plan’s investments at fair value as of December 31, 2022 and 2021:

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$42,286,814	$-	$-	$42,286,814
Common stock of ServisFirst Bancshares, Inc.	4,250,457	-	-	4,250,457
Total assets in the fair value hierarchy	$46,537,271	$-	$-	$46,537,271

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$47,811,778	$-	$-	$47,811,778
Common stock of ServisFirst Bancshares, Inc.	5,548,132	-	-	5,548,132
Total assets in the fair value hierarchy	$53,359,910	$-	$-	$53,359,910
Investments measured at NAV:
Pooled separate account(1)				115,604
Investments at fair value				$53,475,514

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(1)	In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Plan Benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2022 and 2021.

	Fair Value at December 31, 2022	Fair Value at December 31, 2021	Unfunded commitments	Other Redemption Frequency	Redemption Notice Period
Pooled separate account	$-	$115,604	None	None	None

The Plan recognizes transfers between the levels as of the actual date of the event or change in circumstances that caused the transfer. There were no gross transfers between the levels for the year ended December 31, 2022.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks

Common stocks in the Plan are publicly traded investments, and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Pooled separate account

The Plan invests in a pooled separate account for which quoted prices are not available in active markets for identical instruments. The Plan utilizes the NAV of units, as determined by the custodian, as the estimated fair value. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

(4)	Fully Benefit-Responsive Investment Contract

The Lincoln Stable Value Fixed Account (Fixed Account) is a fully benefit-responsive investment contract issued by the Lincoln National Life Insurance Company with the backing of their general account. As it is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets, this type of investment is considered fairly valued at contract value. The methodology for calculating the interest crediting rate is defined in the contract. Under the terms of the existing contract, the composite crediting rate is currently reset on a quarterly basis and will never be less than the guaranteed minimum interest rate, as defined in the contract. The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. By definition, the Fixed Account is an investment contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Certain events might limit the availability of the Plan to transact at contract value with the contract issuer. Examples of such events include the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code (IRC); premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition on competing investment options; or bankruptcy of the Plan sponsor or other Plan sponsor events (for example divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the participants. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include an uncured violation of the Plan’s investment guidelines; a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the agreements without the consent of the issuer.

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(5)	Tax Status

The Company adopted a prototype non-standardized profit-sharing plan with a cash or deferral arrangement, which received a favorable opinion letter from the Internal Revenue Service, which stated that the prototype is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date. The Plan’s income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)	Party-In-Interest Transactions

Lincoln Financial, the former custodian, managed Plan investments in its sponsored funds during a portion of 2022 and, therefore, these transactions qualified as exempt party-in-interest transactions. The Plan also invests in shares of the Company’s parent company. The Company is the Plan sponsor; therefore, these transactions qualify as exempt party-in-interest transactions.

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SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 20-2451671

Plan Number 002

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	SERVISFIRST STOCK FUND	Employer Securities	**	$4,250,457
	AMERICAN CENTURY FOCUSED INTL	Registered Investment Company	**	912,796
	BLACKROCK GLOBAL ALLOCATION I	Registered Investment Company	**	849,339
	BLACKROCK INFLT PROT BD INSTL	Registered Investment Company	**	338,576
	iSHARES US AGGREGATE BOND IND	Registered Investment Company	**	707,653
	JP MORGAN EMRG MKTS EQTY L	Registered Investment Company	**	631,805
	PIMCO INCOME CL I2	Registered Investment Company	**	544,809
	VANGUARD 500 INDEX ADMIRAL	Registered Investment Company	**	5,788,445
	VANGUARD DEVELOPED MKT IDX ADM	Registered Investment Company	**	717,340
	VANGUARD GROWTH INDEX ADMIRAL	Registered Investment Company	**	2,004,295
	VANGUARD MID CAP INDEX ADMIRAL	Registered Investment Company	**	2,214,150
	VANGUARD REAL ESTATE INDEX ADM	Registered Investment Company	**	684,849
	VANGUARD SM CAP VAL INDEX ADM	Registered Investment Company	**	803,656
	VANGUARD SMALL CAP GRTH INDEX	Registered Investment Company	**	1,334,538
	VANGUARD TARGET RETIREMNT 2020	Registered Investment Company	**	1,341,765
	VANGUARD TARGET RETIREMNT 2025	Registered Investment Company	**	2,952,115
	VANGUARD TARGET RETIREMNT 2030	Registered Investment Company	**	4,612,197
	VANGUARD TARGET RETIREMNT 2035	Registered Investment Company	**	2,824,815
	VANGUARD TARGET RETIREMNT 2040	Registered Investment Company	**	2,544,284
	VANGUARD TARGET RETIREMNT 2045	Registered Investment Company	**	2,380,783
	VANGUARD TARGET RETIREMNT 2050	Registered Investment Company	**	1,435,633
	VANGUARD TARGET RETIREMNT 2055	Registered Investment Company	**	491,159
	VANGUARD TARGET RETIREMNT 2060	Registered Investment Company	**	532,584
	VANGUARD TARGET RETIREMNT 2065	Registered Investment Company	**	276,177
	VANGUARD TARGET RETMT INCOME	Registered Investment Company	**	1,262,730
	VANGUARD ULTRA ST BD ADMIRAL	Registered Investment Company	**	266,042
	VANGUARD VALUE INDEX ADM	Registered Investment Company	**	3,834,279
				46,537,271

*	Lincoln Stable Value Account	Investment contract	**	3,253,955
				$49,791,226

*	Parties-in-interest to the Plan.
**	Cost information omitted for participant directed investments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SERVISFIRST BANCSHARES, INC.

Date: May 24, 2023	By	/s/ William M. Foshee
William M. Foshee
Chief Financial Officer

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EXHIBIT INDEX

23.1	Consent of FORVIS, LLP, Independent Registered Public Accounting Firm

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